

October 18, 2011

Via Facsimile
Frank A. Cavallaro
Senior Vice President and Chief Financial Officer
Republic First Bancorp, Inc.
50 South 16th Street
Philadelphia, PA 19102

   Re: **Republic First Bancorp, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed March 16, 2011
      Form 10-Q for the Fiscal Quarter Ended March 31, 2011
      Filed May 10, 2011
      Form 10-Q for the Fiscal Quarter Ended June 30, 2011
      Filed August 9, 2011
      File No. 000-17007

Dear Mr. Cavallaro:

   We have reviewed your supplemental response to our letter dated September 7, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Frank A. Cavallaro
Republic First Bancorp, Inc.
October 18, 2011
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements
Note 10 – Income Taxes, page 86

1. We read your response to comment one to our letter dated September 7, 2011; however, we are still unable to concur that you provided a persuasive argument to our comment given the significant amount of negative evidence and the inherent subjectivity of the positive evidence supporting your view that a valuation allowance is not currently necessary. Please revise your annual and interim financial statements accordingly to provide a valuation allowance for some, or all, of your deferred tax assets. Further, please revise future filings to discuss in detail how you assess realization of your deferred tax assets under ASC 740-10-30.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3474 if you have any questions.

Sincerely,

/s/ Sharon Blume

Assistant Chief Accountant